Filed by Roth CH Acquisition Co.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-40959

Subject Company: Roth CH Acquisition Co.

Sharon AI And New Era Helium Announce Letter of Intent to Acquire 200-Acre Site

Intended For 250MW Net-Zero Energy AI/HPC Data Center in Texas

New York, USA – February 27th, 2025 — Sharon AI, Inc. (“Sharon AI”), a High-Performance Computing (“HPC”) business focused on Artificial Intelligence (“AI”), Cloud GPU Compute Infrastructure and Data Storage and New Era Helium Inc. (Nasdaq: NEHC), a leading exploration and production company, provide an operational update for their joint venture regarding an intended 250MW Net-Zero Energy AI/HPC Data Center joint venture in Ector County, Texas. Sharon AI also recently announced that it had entered into a Business Combination Agreement with Roth CH Acquisition Co (OTC Markets: USCTF).

The non-binding LOI was signed with GROW Odessa, an economic development corporation formed in 1966 to assist businesses with expansion and to attract new compatible industry to Odessa. GROW Odessa has a successful track record of attracting new business opportunities to Ector County and intends to work with TCDC as a first mover to initiate a behind the meter Data Center Campus with an intended pathway to Net Zero Energy. Ector County is expected to be well suited for Net Zero Energy due to existing CO2 infrastructure and its ability to facilitate Carbon Capture Utilization Storage (‘CCUS”) via enhanced oil recovery.

The acquisition of the large-scale, 200-acre site is contingent on completion of due diligence and negotiation of definitive documents and is expected to occur within the next ninety days. This site is one of several identified by the joint venture and is located near key infrastructure, including fiber optic cable, two natural gas transmission lines, and CO₂ pipeline infrastructure. The intended utilization of CCUS and energy transition technologies makes it an attractive location for developing scalable, energy-efficient AI/HPC infrastructure.

Work has commenced on plans for the data center, natural gas-fired power plant and fiber connectivity, with the expectation of bringing the initial phase of the project online in late 2026. TCDC also expects to finalize a natural gas supply contract with New Era Helium in Q2 2025, providing low-cost energy and price stability for the project.

The next project milestones are expected to include updates on certain entitlements for the site, selection of power generation and CO2 capture technology, appointment of technology partners, as well as ongoing conversations with potential offtake partners, which may include hyperscalers and other large energy users.

Wolf Schubert, CEO of Sharon AI Inc., commented “We are very excited to be developing large scale data center infrastructure in the U.S. with our partners at New Era Helium, who bring considerable energy infrastructure experience to the joint venture. We believe the recently announced Stargate Project, including companies such as OpenAI, Softbank and Oracle, which intends to invest hundreds of billions building new AI infrastructure in the United States, highlights the potential demand for large scale data center and power capacity.”

Will Gray, CEO of New Era Helium Inc., commented “With the initial site now identified, TCDC is poised to execute on its planned power strategy for the behind the meter data center campus. New Era Helium is pleased to be working with GROW Odessa and will work towards the necessary due diligence in order to close on the planned site in a timely manner. While working on the closing of the site in Ector County, the Company is in parallel working with certain contractors for the design and buildout of the 250MW data center campus. We are excited about what we are building within the Permian Basin and believe access to cheap and reliable power is key to attracting top tier partners.”

Russell Tippin, President of GROW Odessa, commented: “We are thrilled to be working with Sharon AI and New Era Helium on this new project intended to develop a large-scale, net-zero energy data center in Ector County, West Texas. Ector County and the Odessa area are the perfect fit for this net-zero energy data center project and we are proud that Sharon AI has chosen Ector County for this exciting new project. We are looking forward to working with Sharon AI and New Era Helium, Inc. along with the team at the Odessa Development Corporation to move this project to the finish line.”

About Sharon AI, Inc

Sharon AI, Inc., is a High-Performance Computing company focused on Artificial Intelligence, Cloud GPU Compute Infrastructure & Data Storage. Sharon AI has a hybrid operational model that sees it deploy in Tier IV co-location data centers as well as design, build and operate its own proprietary specialized data center facilities.

With the expected addition of NVIDIA H200’s to the company’s GPU fleet in 2025, Sharon AI will be able to offer a wide range of AI/HPC GPUs as a Service (GPUaaS), including NVIDIA H200, H100, L40S, A40, RTX3090 and AMD MI300X.

For GPU-as-a-Service sales enquiries, please click here.

For more information, visit: www.sharonai.com

Sharon AI Media Contact:

info@sharonai.com

About New Era Helium, Inc.

New Era Helium, Inc. is an exploration and production company that sources helium produced in association with the production of natural gas reserves in North America. The company currently owns and operates over 137,000 acres in Southeast New Mexico and has over 1.5 billion cubic feet of proved and probable helium reserves. For more information, visit www.newerahelium.com. Follow New Era Helium on LinkedIn and X.

New Era Helium Investor and Media Contact:

Investor Relations

Jonathan.Paterson@harbor-access.com

Tel +1 475 477 9401

About Roth CH Acquisition Co.

Roth CH Acquisition Co. (OTC Markets: USCTF) is a blank check shell domiciled in the Cayman Islands. The company intends to enter into a business combination with a growth company to go public in the US markets through a reverse merger.

Contact:

alphabanking@craig-hallum.com

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any proxy, consent, authorization, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Additional Information About the Proposed Transaction for Investors and Shareholders

In connection with the proposed transaction between Roth CH and Sharon AI (the “Proposed Transaction”), Roth CH (or a subsidiary of Roth CH) intends to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement/prospectus of Roth CH. This press release is not a substitute for the registration statement or for any other document that Roth CH may file with the SEC in connection with the Proposed Transaction. SHARON AI AND ROTH CH URGE INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROTH CH, SHARON AI, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Roth CH with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that Roth CH communicates with investors and the public using its website (www.RothCH.com), where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Roth CH with the SEC, and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Proposed Transaction.

Participants in the Solicitation

Roth CH, Sharon AI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Proposed Transaction. Information about Roth CH’s directors and executive officers including a description of their interests in Roth CH is included in Roth CH’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC. Additional Information regarding these persons and their interests in the transaction will be included in the proxy statement/prospectus relating to the Proposed Transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This news release contains forward-looking statements that are not historical facts. Forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and other future conditions. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions. Examples of such forward-looking statements include but are not limited to express or implied statements regarding New Era Helium’s, Roth CH’s or Sharon AI’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the Proposed Transaction; expectations regarding the use of capital resources, including the time period over which the combined company’s capital resources will be sufficient to fund its anticipated operations; and the expected trading of the combined company’s stock. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. You are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include: the risk that the conditions to the closing or consummation of the Proposed Transaction are not satisfied, including the failure to obtain stockholder approval for the Proposed Transaction; uncertainties as to the timing of the consummation of the Proposed Transaction and the ability of each of Roth CH and Sharon AI to consummate the transactions contemplated by the Proposed Transaction; risks related to Roth CH’s and Sharon AI’s ability to correctly estimate their respective operating expenses and expenses associated with the Proposed Transaction, as applicable, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Proposed Transaction by either company; the effect of the announcement or pendency of the Proposed Transaction on Roth CH’s or Sharon AI’s business relationships, operating results and business generally; costs related to the business combination; the outcome of any legal proceedings that may be instituted against Roth CH, Sharon AI, or any of their respective directors or officers related to the business combination agreement or the transactions contemplated thereby; the ability of Roth CH or Sharon AI to protect their respective intellectual property rights; competitive responses to the Proposed Transaction; unexpected costs, charges or expenses resulting from the Proposed Transaction; whether the combined business of Roth CH and Sharon AI will be successful; legislative, regulatory, political and economic developments; future market conditions; unusual catastrophic loss events; changes in the capital markets and additional risks described in the “Risk Factors” section of Roth CH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC. Additional assumptions, risks and uncertainties are described in detail in our registration statements, reports and other filings with the SEC, which are available at www.sec.gov.

You are cautioned that such statements are not guarantees of future performance and that our actual results may differ materially from those set forth in the forward-looking statements. The forward-looking statements and other information contained in this news release are made as of the date hereof and neither New Era Helium, Roth CH nor Sharon AI undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

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